1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2005

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      ✓                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                           No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere in Asia;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation, in particular franchised buses and public light buses;

•	the Company’s ability to complete property developments on time and within budget;

•	competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the possible merger of the Company with the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated August 5, 2005	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: August 8, 2005

Exhibit 1.1

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

Appointment of China & International Business Director

The Company is pleased to announce the appointment of Dr. Francois Ka Kui Lung to the Company’s Executive Directorate as China & International Business Director with effect from 26 September 2005.

Dr. Lung will head the Company’s growth-business efforts, including investments in China, operating franchises in Europe and international consultancy, in this business development role succeeding to Mr. Philip Gaffney when he retires at the end of 2005. Until Mr. Gaffney takes his leave on 5 December 2005, Dr. Lung will work closely with Mr. Gaffney on familiarisation with the role in business development in order to facilitate a smooth transition. Dr. Lung’s title during such time will be China & International Business Director – Designate.

Dr. Lung has held various positions in a number of Royal Dutch Shell affiliates since 1997 and is joining the Company from Shell Eastern Petroleum (Pte) Ltd. Most recently, he has held the position of General Manager, China, with responsibility for strategy development, governance and business performance of Shell’s gas and power business in China. From 1994 to 1997 he held positions at Duke Energy Asia Limited, an affiliate of Duke Energy International, becoming Vice-President in 1996. Prior to this, Dr. Lung spent approximately five years at PowerGen plc, a major generator, distributor and retailer of electricity in the United Kingdom, and three years at the Central Electricity Generating Board before the privatisation of the electricity industry in the United Kingdom.

Dr. Lung holds a Bachelor of Science degree in Mechanical Engineering from the University of Hong Kong, a PhD in Combustion from the University of Leeds in the United Kingdom, a Master of Science degree in Management from the University of Southampton in the United Kingdom and a Bachelor of Law degree from the University of London. Dr. Lung was admitted to the Bar of the United Kingdom in 1992.

Dr. Lung is 46 years of age.

Dr. Lung is not related to any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Dr. Lung was not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Dr. Lung has entered into a service contract with the Company for three years which commences on 26 September 2005. The amount of Dr. Lung’s fixed emoluments (which excludes discretionary variable remuneration) specified in his service contract is HK$3.85 million. Dr. Lung’s remuneration has been determined with reference to his responsibilities, experience and qualifications and includes a basic salary of HK$2.04 million per annum, a cash allowance of HK$1.30 million per annum and other benefits in kind. In addition, Dr. Lung will be entitled to discretionary variable remuneration related to performance. He will be granted share options of 1,066,000 shares at the time of joining the Company.

By Order of the Board
Leonard Bryan Turk
Secretary

Hong Kong, 5 August 2005

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, and Leonard Bryan Turk.

*	independent non-executive Directors
**	non-executive Directors

This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.